SEC

19011360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.....	12.00

SEC FILE NUMBER
8-27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15-B Catoctin Circle, SE, #201
(No. and Street)

Leesburg (City) VA (State) 20175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meg Goodman 301-951-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC & S, Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797 (Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Margaret Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Goodman
Signature

Chief Financial Officer
Title

Notary Public

NOTARY PUBLIC
PAMELA SUANN CHASE
ANNE ARUNDEL CO. MD

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIT INVESTMENT SERVICES INC.

FINANCIAL STATEMENT

JUNE 30, 2019

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GIT Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the "Company") (a limited liability company), as of June 30, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GIT Investment Services, Inc. as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
July 31, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

GIT INVESTMENT SERVICES, INC.

Financial Statement

Table of Contents

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash and cash equivalents	$137,842
Receivables	3,589
Pre-Paid	1,667
Legal retainer	1,433
Total assets	$144,531

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$8,003
Due to affiliates	2,551
Total Liabilities	$10,554

Stockholder's Equity	
Common stock, $1 par value, shares authorized 50,000	
4,388 shares issued, net of 672 treasury shares at par	3,716
Additional paid-in capital	764,405
Retained earnings	(634,144)
Total stockholder's equity	$133,977
Total Stockholder's Equity and liabilities	$144,531

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENT

JUNE 30, 2019

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

GIT Investment Services, Inc. (the Company) was incorporated in Virginia on February 11, 1982. It is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Company began trading under the name Clarendon Securities. The Company is located in Leesburg, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Company and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2019, 97.7% of the balance of cash and cash equivalents represented amounts invested in a Promontory money market deposit account held at Promontory Interfinancial Network of Arlington, VA, an unaffiliated company, which account is held through the trust department of Presidential Bank.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

The Company may earn commissions or fees from brokerage or other securities-related activities conducted on behalf of its customers. It also earns certain fees from bank deposit brokerage activities. The Company records commissions or other revenue and related expenses from security activities and revenues from deposit fees, when such commissions and fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses, and other liabilities, and deferred revenue.

Expenses Assumed by Parent

From time to time certain expenses of the Company may be paid by its parent company, BFCC, where BFCC waives any liability of the Company to reimburse it for the expense. In such cases, the expenses are nevertheless reflected as expenses on the books of the Company to the same extent

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

as if they had been paid by the Company, and a corresponding increase is recorded in additional paid-in capital to reflect the offsetting payment of the expense by BFCC on behalf of and for the benefit of the Company.

Management's Review for Subsequent Events
Management has evaluated subsequent events through August 27, 2019, the date which the financial statements were available to be issued. Management's review found no subsequent events requiring disclosure.

NOTE 2- INCOME TAXES

The Company and its stockholder have elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the individual income tax returns of BFCC's stockholders. The Company files tax returns on a calendar year basis with the U.S. Internal Revenue Service and in Virginia. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2019, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2019.

NOTE 3- EXEMPT STATUS UNDER SEC RULE 15c3-3

The Company operates under the exemption from Securities and Exchange Commission (SEC) Rule 15c3-3, the "Customer Protection Rule," pursuant to Section (k)(2)(i) thereof.

NOTE 4- NET CAPITAL

As a broker/dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness, as defined by SEC, to net capital, not exceeding 15 to 1 (1500%). The Company's net capital as computed under 15c3-1, was $125,425 at June 30, 2019, this exceeded required net capital of $5,000 by $120,425. The ratio of aggregate indebtedness to net capital at June 30, 2019 was 8.41%.

NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Company may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6- RELATED PARTY TRANSACTIONS

Under a Facilities and Personnel Sharing Agreement dated September 2, 2014 (the Sharing Agreement), the Company uses a portion of certain office space leased by an affiliate, Presidential Bank, which it shares with BFCC. The Company pays its pro-rated share of the rental and related expenses for such space directly to the Landlord and other service providers.

Under an agreement between BFCC and the Company, BFCC provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among other things.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Company, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation between the Company and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties.

The Company has no direct employees of its own, but instead uses personnel employed by an affiliated company. Under the Sharing Agreement, certain employees of Presidential Bank perform services for the Company as independent contractors, and are directly compensated for such services by the Company.

For the year ended June 30, 2019, the Company incurred and recorded expenses paid on its behalf by BFCC resulting in a corresponding increase of $7,490 in the Company's additional paid-in capital. As of June 30, 2019, the amount due from BFCC to the Company was $2,551.

At June 30, 2019 the Company had $3,169 on deposit with Presidential Bank, a federally insured depository institution.

NOTE 7- RETAIL SECURITIES BROKERAGE EXIT

Beginning in January 2015, the Company began notifying retail brokerage clients that it would be exiting the retail securities business, offering such clients the option of transferring their fully disclosed cash and securities account balances held through the Company at its former clearing broker, National Financial Services LLC (NFS), either to the Trust Custody Department of the Company's affiliate, Presidential Bank, or to an account held at or through another broker/dealer of the customer's choice, or otherwise to liquidate their existing accounts held through the Company at NFS, receiving in cash the net proceeds of the liquidation. Ultimately, all but a few of the Corporation's brokerage customer accounts were transaferred or liquidated, and the few remaining accounts were retained by NFS. Effective September 30, 2015, the Company termnated its Fully Disclosed Clearing Agreement with NFS and at that time ceased to conduct any retail securities business. The Company continues to be authorized to conduct its other business.

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2019

Total ownership equity from statement of financial condition	$ 133,977
Total non-allowable assets from statement of financial condition	(5,859)
Other adjustments: Short securities not secured	0
Net capital before haircuts on securities positions	$ 128,118
Haircuts on securities	(2,693)
Net Capital	$125,425
Aggregate indebtedness:	
Total Aggregate Indebtedness liabilities from statement of financial condition	$10,533
Total aggregate indebtedness	$10,533
Percentage of aggregate indebtedness to net capital	8.41%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$704
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$120,425

There were no material differences between the audited and unaudited computation of net capital.